Exhibit 99.2

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Contents

General	3
Company Information	3
Q3’24 Highlights: Refinery & Strategic Developments	3
Projects & Outlook	4
Exploration & Evaluation Assets	6
Results of Operations for the Three Months Ended September 30, 2024 Compared to the Three Months Ended September 30, 2023	10
Results of Operations for the Nine Months Ended September 30, 2024 Compared to the Nine Months Ended September 30, 2023	12
Selected Quarterly Financial Information	13
Capital Structure, Resources & Liquidity	14
Commitments	16
Related Party Transactions	17
Off Balance Sheet Arrangements	17
Financial Instruments	18
Subsequent Events	18
Significant Accounting Estimates	23
Future Changes in Accounting Policies & Initial Adoption	23
Internal Control Over Financial Reporting	23
Cautionary Statement Regarding Forward-Looking Statements	24

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

General

This Management’s Discussion and Analysis (“MD&A”) of Electra Battery Materials Corporation (“Electra” or the “Company”) was prepared on November 14, 2024, and provides analysis of the Company’s financial results for the three and nine months ended September 30, 2024. The following information should be read in conjunction with the condensed interim consolidated financial statements for the three and nine months ended September 30, 2024, and 2023 with accompanying notes which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar figures, excluding share prices, are expressed in thousands of Canadian dollars unless otherwise stated. Financial Statements are available at www.sedarplus.com and the Company’s website www.electrabmc.com.

Company Information

The Company was incorporated on July 13, 2011, under the Business Corporations Act (British Columbia) and on September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its name from First Cobalt Corp. to Electra Battery Materials Corporation to better align with its strategic vision. The Company is in the business of battery materials refining, including refining material from mining operations and from the recycling of battery scrap and end of life batteries. Electra is focused on building a diversified portfolio of assets that are highly leveraged to the battery supply chain with assets located in North America, with the intent of providing a North American supply of battery materials. The Company has two significant North American assets:

(i)	a hydrometallurgical refinery located in Ontario, Canada (the “Refinery”); and

(ii)	a number of properties and option agreements within the Idaho Cobalt Belt (the “Idaho Properties”), including the Company’s flagship mineral project, Iron Creek (the “Iron Creek Project”).

Electra is a public company whose common shares are listed on the TSX Venture Exchange (“TSXV”) and NASDAQ and trades under the symbol ELBM in both cases.

The Company’s registered and records office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Company’s head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

Q3’24 Highlights: Refinery & Strategic Developments

Refinery Project:

•	U.S. Department of Defense Award: On August 19, 2024, the Company received a US$20 million award under Title III of the Defense Production Act to support the construction of North America's first cobalt sulfate refinery for battery-grade materials.
•	New Construction Director: Announced hiring of 30-construction project veteran, Mike Green, as Construction Director, focused on the timely and successful completion of the final phase of construction.
•	Production Capacity: The Refinery could produce up to 6,500 tonnes of cobalt per year, once fully operational, supporting over 1 million electric vehicles (EVs) annually. LG Energy Solutions has agreed to purchase up to 80% of the Refinery's capacity over the first five years.
•	Ethical Sourcing: Cobalt feed material for the Refinery will be sourced from Glencore and Eurasian Resources Group (“ERG”) in the Democratic Republic of Congo.
•	Strategic Importance: The Refinery could support the North American defense industrial base needs by diversifying critical supply chains for lithium-ion battery production.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Battery Recycling:

•	Technical Grade Lithium: The Company successfully produced a technical-grade lithium product, marking further advances its capabilities to produce critical materials for the EV industry.
•	Joint Venture with Three Fires Group: On September 18, 2024, Electra formed a joint venture, Aki Battery Recycling, with the Indigenous-owned Three Fires Group to locally produce black mass and recover critical minerals for re-use in EV battery production.
•	Black Mass Trial: A successful 2023 trial processed 40 tonnes of black mass from shredded lithium-ion batteries, recovering critical minerals including nickel, cobalt, and lithium.
•	Environmental and Social Impact: The joint venture aims to reduce the carbon footprint of the EV supply chain and contribute to the participation of First Nations communities in the energy transition.

Financing & Advisory Partnerships:

•	US$20,000 Prepayment Facility: A non-binding term sheet for a US$20,000 prepayment from a strategic battery materials partner was received on September 10, 2024, to support project completion and operations during construction.
•	Convertible Notes Update: The Company announced an its intention to convert US$6,500 of interest on its US$51,000 in senior secured convertible notes into additional notes, along with changes to some of the warrants associated with the convertible notes. Completion of this agreement is subject to TSX Venture approval.
•	US$5,000 Financing Proposal: The Company announced a financing transaction for US$4,000 in secured convertible notes with detachable warrants and US$1,000 in equity, raising funds for early works on the Refinery project and other corporate purposes. Completion of this proposal is subject to TSX Venture approval.
•	The Company engaged Altitude Capital Consultants Inc. (“Altitude”), based in Toronto, Ontario and led by Michael Wekerle and Gene McBurney, to provide capital markets strategy and analysis of market opportunities.

Idaho Exploration:

•	The Company received a 10-year exploration permit from the U.S. Forestry Service for an area encompassing the Iron Creek and Ruby Deposits Property and the adjacent CAS and Redcastle Options Agreement Properties in the Idaho Cobalt Belt
•	New Copper Showing: The 2023 field program discovered the Malachite Hill Copper Showing, expanding potential at the Iron Creek Project in Idaho.
•	Redcastle Agreement Extension: The Company amended its Redcastle Property Agreement to extend exploration expenditure commitments until 2026 and 2028.

The Company’s primary focus remains on its Refinery project, enhancing supply chain resilience, and securing financing to support the expansion of its critical minerals operations, while advancing the Idaho Properties.

Projects & Outlook

The Company’s vision is to provide sustainable battery materials to the EV industry in North America. The Company’s primary asset is the wholly owned Refinery located in Ontario, Canada, The Company also owns the Idaho Properties within the Idaho cobalt belt in the United States, including the Iron Creek cobalt-copper project and other minerals projects, and has a royalty interest over several silver and cobalt properties in Ontario known as the Cobalt Camp.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The Refinery

The Company has been progressing plans to recommission and expand the Refinery with a view to becoming the first refiner of battery grade cobalt sulfate in North America. Electra’s primary focus for the quarter was to advance the expansion and recommissioning of the Refinery, as the first phase of a multiphase plan:

•	Phase 1 involves the expansion and recommissioning of the Company’s Refinery, with an initial production target of 5,000 tonnes per year of battery-grade cobalt sulfate, sourced from cobalt hydroxide supplied by certified mining operations in the Democratic Republic of Congo.
•	Phase 2 includes a permit amendment and further expansion of certain refinery circuits to increase cobalt production to 6,500 tonnes per year of battery-grade cobalt sulfate, matching the refinery’s crystallization circuit’s nameplate capacity. The Company has invested in larger equipment to enable this future production increase.
•	Phase 3 focuses on the recycling of black mass from spent lithium-ion batteries, sourced from various battery shredders in the United States and other regions.
•	Phase 4 involves the construction of a nickel sulfate plant, providing essential components (excluding manganese) to attract a precursor manufacturer to add to the Company’s refining operations.

In 2020, the Company announced the results of an engineering study on the expansion of the Refinery that demonstrated that the facility could become a significant, globally competitive producer of cobalt sulfate for the electric vehicle market. The engineering study determined the Refinery could produce 25,000 tonnes of battery-grade cobalt sulfate annually (equating to approximately 5,000 tonnes of cobalt contained in sulfate), which would represent approximately 5% of the total refined global cobalt market and 100% of the North American cobalt sulfate supply. The study indicated strong operating margins at the asset level.

The Company initiated construction to recommission the facility in 2022, however paused construction in 2023 due to impacts of post-COVID inflation and supply chain disruptions on project costs. The estimated replacement cost of the refinery complex today is US$200,000 and that approximately US$60,000 will be required to complete the construction. All long-lead, custom-fabricated equipment is on site, and the facility was operational throughout 2023 as a plant scale demonstration plant, processing battery black mass. At this time, the Company will require additional financing to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, purchase required materials as the Refinery enters its operating phase and remain in compliance with the minimum liquidity covenant under the 2028 Notes.

Black Mass Recycling

Black mass is the material left after expired lithium-ion batteries are shredded and their casings removed. It contains high-value elements like nickel, cobalt, manganese, copper, lithium, and graphite, which can be recycled to make new batteries. With increasing demand for these metals and a project supply shortage of sustainable critical minerals like nickel and cobalt, black mass recycling is becoming more important for the EV battery supply chain. McKinsey & Company predicts that available battery materials for recycling will grow by 20% per year through 2040.

The Company’s black mass recycling project is part of its third strategic phase. In February 2023, Electra completed the first plant-scale recycling of black mass material in North America, successfully recovering key metals like nickel, cobalt, and graphite using its proprietary process. By March 2023, the plant was also recovering lithium, and successfully produced mixed hydroxide precipitate (MHP) at contained metal grades for nickel and cobalt above the quoted market specifications. The trial also recovered copper and manganese.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

On September 24, 2024, the Company achieved a key milestone, producing lithium carbonate with greater than 99% purity, or technical grade, showing it can create high-quality, battery-grade materials from recycled black mass.

Recovery rates of other metals also improved over the course of the trial program. Manganese recovery increased by over 50% compared to earlier lab tests and the metal content in MHP has risen by 5-10%, increasing its value. To date, the Company has shipped approximately 28 tonnes of MHP to customers.

The success of this trial proves the Company can effectively recover valuable metals from black mass. This has attracted interest from companies in the battery supply chain looking for North American refining solutions, and in June 2024, the Company received a $5,000 funding commitment from the Critical Mineral Research Development & Demonstration Program to demonstrate that its hydrometallurgical process can recycle black mass on a continuous production basis, proving it is scalable, profitable, and reproducible at other locations.

Exploration & Evaluation Assets

The Company is focused on building a North American battery materials supply chain. The Company’s Idaho Properties include the Iron Creek Project, its flagship property; its upgraded resource estimate was published in March 2023. The properties cover approximately 3,260 hectares with both patented and unpatented claims, as well as 600 meters of underground drifting.

In addition to the Iron Creek resource, there are other cobalt-copper targets on the property. The unpatented claims remain valid as long as annual maintenance fees are paid by August 31 each year, while the patented claims require applicable real and immovable property taxes to be paid annually to Lemhi County. Some claims are subject to underlying agreements (Redcastle JV, CAS Option Agreement), requiring milestone payments or earn-in obligations to maintain exploration rights.

On January 23, 2023, the Company updated the mineral resource estimate for the Iron Creek Project (the “2023 MRE”). The 2023 MRE includes a new mineral resource estimate based on all drilling conducted through the end of 2022. The new resource model calculated an indicated mineral resource of 4.45 million tonnes at 0.19% Co and 0.73% Cu and an inferred mineral resource of 1.23 million tonnes at 0.08% Co and 1.34% Cu. The mineralization remains open along strike and downdip. The resource does not include the Ruby target which has had insufficient drilling conducted to effectively calculate a volume and grade of mineralization. Management believes that there is potential to continue to expand the size of the Iron Creek resource and continue drilling at the Ruby target to evaluate the viability of that target.

In 2022, the Company drilled six holes for 1,674 m. One hole was completed on the east side of the Iron Creek Project to infill between the edge of the resource boundary and the drill intercepts in the 2021 step-out program. The remaining holes were completed on the Ruby target to evaluate the depth extent of Ruby zone. All holes intercepted significant cobalt mineralization confirming the depth extent and continuity of the Ruby zone.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

On July 25, 2024, the Company announced a previously unknown copper surface showing, the Malachite Hill Copper Showing, on an unexplored boundary area of the Redcastle Agreement claims portion of the Idaho properties.

The Malachite Copper Showing (“MHS”) was discovered in 2023 on the claims within the Redcastle Agreement area of interest (Figure 1) in an area not previously explored. Malachite occurs here in several outcrops of favourable, fine-grained meta-sedimentary rocks on a hillside. Assay results of outcrop grab samples indicate elevated copper (maximum = 2,660 parts per million copper), and low cobalt values. This finding demonstrates the presence of favourable host rocks at surface in this area of the Redcastle Property; however the extent of the surface mineralization exposure remains to be determined. Interestingly, the MHS appears to be located approximately two (2) kilometres along strike (southeast) of Electra's Ruby cobalt-copper target.

In addition, Electra signed an amendment to the Redcastle Property Agreement to extend its two main exploration expenditure commitments by two years, to 2026 and 2028 respectively. The Redcastle Property Agreement is an earn-in agreement, originally signed in May 2021 with Borah Resources Inc./Phoenix Copper Limited, which was subsequently amended to preserve future optionality for exploration work.

The Redcastle Property is made-up of 30 core claims owned by Borah and Phoenix, as well as an Area of Interest (“AOI”) for claims staked by Electra within a set radius of the core claims. In 2022, Electra staked additional claims in the AOI area, which therefore are included in the Agreement.

Figure 1. Location of the Redcastle Agreement Property and Malachite Hill Showing

The original investment commitments under the Redcastle Agreement required Electra to invest US$1,500 by May 21, 2024, and another US$1,500 by May 21, 2026, in exploration and development activities. However, alongside a strategic focus on constructing North America's first cobalt sulfate refinery in Ontario, Electra deferred major exploration work on the Redcastle Property and the investment deadlines were amended, with the first required investment now due by May 21, 2026, and the second by May 21, 2028.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

In 2023, limited field work was completed on the MHS area, and a follow-up mineral prospecting and geological mapping program has been proposed for the area between the MHS and the Ruby Deposit. The goals of the proposed program are to confirm findings from the 2023 field work, map and sample mineralization on the surface, assess terrain suitability for further surveys or drilling, and trace copper and cobalt mineralization toward the Ruby Deposit.

During the third quarter, the Company received a Decision Notice for the Iron Creek Exploration Drilling from U.S. Forestry Service. The 10-year exploration permit allows the Company to undertake exploration activities including setting up 91 drilling locations, along with constructing temporary access roads and staging areas, over 11.3 acres of the Idaho properties.

Execution of a proposed field program will be subject to financing.

Asset Value Continuity

	Balance January 1, 2023	Foreign Exchange	Balance December 31, 2023	Foreign Exchange	Acquisition cost	Balance September 30, 2024
Iron Creek, USA	$87,693	$(2,059)	$85,634	$1,767	$34	$87,435

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Summary of Quarterly Results

	Three months ended	Three months ended September 30,
	September 30,	2023
	2024	Restated
	($)	($)
Financial Position
Current Assets	4,629	15,053
Exploration and Evaluation Assets	87,435	87,538
Property, plant and equipment	51,443	105,230
Total Assets	144,715	210,152
Current Liabilities	64,037	70,773
Long-term Liabilities	15,190	6,998

Operations
General and administrative	850	680
Consulting and professional fees	607	1,824
Exploration and evaluation expenditures	66	259
Investor relations and marketing	279	194
Salary and benefits	1,385	891
Share-based payments	318	317
Total Operating Expenses	3,505	4,165

Change in fair value of marketable securities	14	(298)
Income (loss) on financial derivative liability – Convertible Notes	1,573	(4,436)
4Changes in fair value of US Warrant	51	78
Other non-operating expense	(1,074)	(402)

Net loss	(2,941)	(9,223)
Basic and diluted loss per share	(0.05)	(0.20)

The Company has retrospectively adopted IAS 1 amendments – Non-current liabilities and Covenants, and determined a reclassification of the convertible notes from non-current to current liabilities applies in the current period. As a result, as at September 30, 2023 and as at December 31, 2023, the convertible debt (2028 notes) comparative figures on the statement of financial position are reclassified to current liabilities. There is no impact to the opening balance as at January 1, 2023, as the balance related to the previous convertible notes (2026 notes) were already classified as a current liability as at that date.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Results of Operations for the Three Months Ended September 30, 2024 Compared to the Three Months Ended September 30, 2023

During the three months ended September 30, 2024, the Company recorded a net loss of $2,941 (net loss of $9,223 in the three months ended September 30, 2023), a loss per share of $0.05 (loss of $0.20 in the three months ended September 30, 2023).

•	Included in the net loss for the three months ended September 30, 2024, is gain of $1,573 of fair value adjustment related to the 2028 Notes (loss of $4,436 - in the three months ended September 30, 2023).
•	General and administrative expenses were $850 for the three months ended September 30, 2024, compared to $680 for the three months ended September 30, 2023. These costs have increased due to higher insurance, utilities, and repairs and maintenance expenses.
•	Consulting and professional fees expenses were $607 for the three months ended September 30, 2024, compared to $1,824 for the three months ended September 30, 2023. The decrease was caused by lower accounting and audit costs in 2024 and higher refinery, engineering and metallurgical studies in 2023.
•	Salary and benefits were $1,385 for the three months ended September 30, 2024, compared to $891 for the three months ended September 30, 2023. The increase was due to 2023 incentive bonus partially offset by lower headcount.
•	Shared-based payments were in line with the three months ended September 30, 2024 of $318 compared to $317 for the three months ended September 30, 2023.
•	Exploration and evaluation expenditures were $66 for the three months ended September 30, 2024, compared to $259 for the three months ended September 30, 2023. Lower expenses were the result of decrease operational activity related to the Idaho (Iron Creek) project as permit application approvals were pending.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Summary of Nine Months Ended Results

	Nine months ended	Nine months ended September 30,
	September 30,	2023
	2024	Restated
	($)	($)
Operations
General and administrative	2,275	2,004
Consulting and professional fees	2,822	5,117
Exploration and evaluation expenditures	210	612
Investor relations and marketing	583	388
Salary and benefits	3,079	3,510
Share-based payments	1,298	861
Total Operating Expenses	10,267	12,492

Change in fair value of marketable securities	314	(267)
Income (loss) on financial derivative liability – Convertible Notes	(5,611)	(6,294)
Changes in fair value of US Warrant	2	1,140
Other non-operating income (loss)	(5,219)	106

Net Loss	(20,781)	(17,807)
Basic and diluted loss per share	(0.37)	(0.45)

The Company has retrospectively adopted IAS 1 amendments – Non-current liabilities and Covenants and determined a reclassification of the convertible notes from non-current to current liabilities applies in the current period. As a result, as at September 30, 2023 and as at December 31, 2023, the convertible debt (“2028 notes”) comparative figures on the statement of financial position are reclassified to current liabilities. There is no impact to the opening balance as at January 1, 2023, as the balance related to the previous convertible notes (“2026 notes”) were already classified as a current liability as at that date.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Results of Operations for the Nine Months Ended September 30, 2024 Compared to the Nine Months Ended September 30, 2023

During the nine months ended September 30, 2024, the Company recorded a net loss of $20,781 (net loss of $17,807 in the nine months ended September 30, 2023), a loss per share of $0.37 (loss of $0.45 in the nine months ended September 30, 2023).

•	Included in the net loss for the nine months ended September 30, 2024, was a loss of $5,611 of fair value adjustments related to the 2028 Notes (gain of $6,294 for the nine months ended September 30, 2023).
•	General and administrative expenses were $2,275 for the nine months ended September 30, 2024, compared to $2,004 for the nine months ended September 30, 2023. These costs have increased due to higher insurance premiums, utilities and repair and maintenance (which were capitalized in prior period).
•	Consulting and professional fees expenses were $2,822 for the nine months ended September 30, 2024, with $5,117 for the nine months ended September 30, 2023. Lower costs were due to prior year refinery, engineering and metallurgical studies, and lower legal fees and accounting and audit fees in the current year.
•	Investor relations and marketing expenses were $583 for the nine months ended September 30, 2024, compared to $388 for the nine months ended September 30, 2023. The increase was due to higher marketing and professional services.
•	Salary and benefits were $3,079 for the nine months ended September 30, 2024, compared to $3,510 for the nine months ended September 30, 2023. The decrease was due to lower headcount.
•	Exploration and evaluation expenditures were $210 for the nine months ended September 30, 2024, compared to $612 for the nine months ended September 30, 2023. Lower expenses were the result of reduced exploration activity related to the Idaho mineral properties.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Selected Quarterly Financial Information

For the three months ended,	Net income (loss)	Income (loss) per share	Total assets
September 2024	$(2,941)	$(0.05)	$144,715
June 2024	(5,671)	(0.10)	148,169
March 2024	(12,169)	(0.22)	149,335
December 2023	(46,859)	(0.84)	148,692
September 2023 [1]	(9,223)	(0.20)	210,152
June 2023 [1]	11,762	0.33	197,009
March 2023 [1]	(20,346)	(0.57)	198,695
December 2022	$10,315	$0.31	$187,524

1 Quarters have been restated to reflect current presentation including adoption of the US dollars as the functional currency for its US-based subsidiaries and the change in the royalty liability as described below.

The royalty liability measured upon initial recognition of the fair value on the extinguishment of the 2026 notes and recognition of the 2028 notes has been reduced from $2,178 to $721. There is a corresponding $1,457 reduction in the loss on extinguishment of 2026 notes and recognition of the 2028 notes.

The royalty liability is reduced for the quarter ended: March 31, 2023 from $2,308 to $752; June 30, 2023 from $2,363 to $774; and September 30, 2023 from $2,432 to $832.

Change in Functional Currency

During 2023, the Company considered primary and secondary indicators in determining functional currency, including the currency in which funds from financing activities were generated, the Company re-evaluated the functional currency of its US subsidiaries and determined that a change in their functional currency from Canadian dollars to US dollars was appropriate. The Company translated its US subsidiaries’ assets and liabilities into the new functional currency of US dollars at the opening spot rate for the year and recorded a translation adjustment from January 1, 2023, onwards to reflect the impact of translating the Company’s US dollar assets and liabilities to the presentation currency. The change in functional currency for these subsidiaries has been applied prospectively.

The adoption of the change effective January 1, 2023, has an impact on the quarterly financial statements previously issued for 2023. The impact on each of the quarters and the full year amounts are detailed below:

Amounts in CAD$000’s 2023	Other comprehensive income – Foreign currency translation gain (loss)	Increase (decrease) in Exploration & evaluation and accumulated other comprehensive income
First quarter	$(71)	$(71)
Second quarter	(1,897)	(1,897)
Third quarter	1,813	1,813
Fourth quarter	(1,904)	(1,904)
Year ended December 31, 2023	$(2,059)	$(2,059)

There were no changes to the Consolidated Statements of Cash Flow.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Capital Structure, Resources & Liquidity

As of the date of this MD&A, the Company has 57,371,804 common shares issued and outstanding. In addition, there are outstanding share purchase warrants and stock options for a further 33,724,658 and 4,698,118 common shares, respectively. The Company currently has 628,338 Deferred Share Units (DSUs), 199,983 Restricted Share Units (RSUs) and Nil Performance Share Units (PSUs) issued under its Long-Term Incentive Plan.

The following warrants were outstanding at the date of this MD&A:

Grant date	Expiry date	Number of warrants outstanding	Weighted average exercise price
November 15, 2022	November 15, 2025	2,483,150	US$	3.10
February 13, 2023	February 13, 2028	10,796,054		$1.00
August 11, 2023	August 11, 2025	20,445,454		$1.71
		33,724,658

Capital Structure

The Company manages its capital structure to maximize its financial flexibility, adjusting it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this, given the relative size of the Company, is appropriate.

The Company will continue to adjust its capital structure based on Management’s assessment of the best capital mix to effectively advance its assets. The Company’s debt component of its capital structure has a par value of $67,938 (US$50,250) outstanding after an early conversion of $664 (US$500) of notes in February 2023 and $334 (US$250) in April 2023. As of September 30, 2024, the Company had $67,832 (US$50,250) of convertible notes.

On August 28, 2024, Altitude Capital Consultants Inc. (“Altitude”) was engaged for an initial term of twelve months, and in conjunction the Company granted 1,000,000 incentive stock options to Altitude in accordance with the Company’s long-term incentive plan, exercisable at a price of $0.82, and not as previously noted, for a period of three-years, and vest quarterly in four equal tranches over a one-year period. The Company is at arms-length from Altitude and its principals, and the services to be provided by Altitude do not include investor relations or promotional activities.

In February 2023, the company refinanced its debt by issuing 2028 Notes with a principal of US$51,000 and settling the 2026 Notes with a principal of US$36,000, resulting in net proceeds of US$15,000 after interest and transaction costs. The 2028 Notes have a required minimum liquidity balance of US$2,000.

On January 15, 2024, the company received approval from the TSX Venture Exchange (TSXV) and warrant holders to amend the terms of 10,796,054 outstanding warrants associated with the 2028 Notes and expiring in February 2028. The amendments included lowering the exercise price to $1.00 per share and adding an acceleration clause, which shortens the term to 30 days if the stock price exceeds $1.20 for ten consecutive trading days. In such cases, warrants could be exercised on a cashless basis.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

On March 13, 2024, the TSXV approved the issuance of common shares to settle US$401 in interest associated with the 2028 Notes. On March 21, 2024, the Company issued 843,039 shares at a deemed price of $0.6439 per share, based on a 5-day volume-weighted average price, to partially satisfy interest payments on the US$51,000 in convertible notes.

On August 14, 2024, the holders of the 2028 Notes agreed that all accrued interest owing to August 15, 2024, on the 2028 Notes will be “paid-in-kind,” not in cash, and added to the outstanding principal amount of the notes. As a result of this agreement, the Company will issue additional notes in the principal amount of US$6,500.  The payment in kind and the issuance of additional notes is subject to certain conditions, including the approval of the TSX Venture Exchange. As at September 30, 2024 the Company is in default of the 2028 Notes due to non-payment of interest.

The Company is in the process with the Noteholders to waive certain existing events of default regarding the non-payment of interest under the 2028 Notes, the minimum required cash balance and failure to register the resale of the common shares issuable pursuant to the terms of the 2028 Notes.

The Company is actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources to fund the projected Refinery expenditures. The Company will also need working capital funding for the purchase of other consumables before the startup of operations.

Nasdaq Delisting Notification

On September 22, 2023, the Company was notified by The Nasdaq Stock Market LLC (“Nasdaq”) that it was not in compliance with the minimum bid price requirement of US$1.00 per share under Nasdaq Listing Rule 5550(a)(2), based on the closing bid price of its common shares over the preceding 30 business days. The Company was given 180 days to regain compliance, with a deadline of March 19, 2024, during which its shares would continue to trade on Nasdaq.

On February 27, 2024, the Company announced its intention to apply for an additional 180-day extension to the notice period, which was granted on March 21, 2024. The new deadline for regaining compliance was September 16, 2024.

On September 17, 2024, the Company received another notice of noncompliance from Nasdaq. The Company filed an appeal, which was heard on November 5, 2024 before an independent panel. The panel is expected to issue a written decision within 30 days. The Company’s shares will continue to trade on Nasdaq until such time.

Liquidity

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet operational and asset advancement requirements as well as ensuring compliance with minimum liquidity balance covenant of US$2,000.

At September 30, 2024, the Company had unrestricted cash of $3,264 (December 31, 2023 - $7,560) and marketable securities of $113 (December 31, 2023 - $595), compared to accounts payable and accrued liabilities of $5,465 (December 31, 2023 - $8,828).

Cash requirements for the Refinery expansion from September 30, 2024, through to the expected completed commissioning were estimated to be higher as a result of the re-baseline study than previously estimated. At this time, the Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and will require additional financing in 2024 and 2025 to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, and remain in compliance with the minimum liquidity covenant under the 2028 Notes. Failure to remain in compliance with the liquidity terms, in addition to the Company being unable to provide a United States registration statement or obtain suitable waivers, may result in the instrument becoming due before the contractual maturity.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The Company had the following summarized cash flows:

	Nine months ended September 30, 2024	Nine months ended September 30, 2023 (Restated)
Cash used in operation activities	(10,891)	(17,040)
Cash used in investing activities	1,369	(12,513)
Cash provided by financing activities	5,199	36,587
Change in cash during the period	(4,323)	7,034
Effect of exchange rates	27	67
Cash, beginning of period	7,560	7,952
Cash, end of the period	$3,264	$15,053

Cash used in operating activities was $10,891 during the nine months ended September 30, 2024, compared to $17,040 used in operating activities during the nine months ended September 30, 2023. The increase in cash used in operating activities was driven primarily by changes in working capital.

Cash provided in investing activities was $1,369 during the nine months ended September 30, 2024, compared to cash used in investing activities of $12,513 during the nine months ended September 30, 2023. The decrease in cash used in investing activities relates to the decrease in capital spending.

Cash flows provided by financing activities were $5,199 during the nine months ended September 30, 2024, compared to the $36,587 from financing activities during the nine months ended September 30, 2023. The change was primarily driven by net proceeds from 2028 notes, which was completed on February 13, 2023 compared to receipt of FedNor funds in 2024.

Commitments

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company take appropriate measures to minimize the impact. Electra is not aware of any claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s consolidated financial position, results of operations or the ability to carry on any of its business activities.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The Company’s commitments relate to purchase and services commitments for work programs relating to refinery expansion and payments under financing arrangements. The Company had the following commitments as of September 30, 2024:

	2024	2025	2026	2027	Thereafter	Total
Purchase commitments	$457	$160	$-	$-	$-	$617
Convertible notes payments [1]	-	15,190	6,064	6,064	70,865	98,183
Government loan payments	9	36	1,615	2,141	6,414	10,215
Lease payments	31	125	128	43	-	327
Royalty payments [2]	-	-	-	317	2,731	3,048
Other	33	304	67	-	2,025	2,429
	$530	$15,815	$7,874	$8,565	$82,035	$114,819

1 Convertible notes payment amounts are based on contractual maturities of 2028 Notes and assumption that it would remain outstanding until maturity. The 2026 Notes were cancelled and replaced with the 2028 Notes in February 2023.

2 Royalty payments are estimated amounts associated with the royalty agreements entered with the convertible debt holders as part of the 2028 Note offering. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

The Company has recorded a provision for environmental remediation, reclamation and decommissioning for its Ontario assets. For the Refinery, a liability of $3,125 has been recorded, linked to the closure plan filed and accepted in March 2022 and updated in November 2022. In relation to the refinery closure plan, an amount of $3,450 has been posted via a surety bond with the Ministry of Northern Development, Mines, Natural Resources and Forestry (“NDMNRF”) as financial assurance.

Related Party Transactions

The Company’s related parties include key management personnel and the Board of Directors.

The Company paid and/or accrued during the three and nine months ended September 30, 2024 and 2023, the following fees to management personnel and directors.

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Management	$812	$560	$1,649	$1,555
Directors’ fees	46	7	131	61
	$858	$567	$1,780	$1,616

During the three and nine months ended September 30, 2024, the Company had share-based payments made to management and directors of $330 and $1,163, respectively (three and nine months ended September 30, 2023 $589 and $1,328, respectively).

As at September 30, 2024, the accrued liabilities balance for related parties was $571 (December 31, 2023 - $78), which relates mainly to compensation accruals.

Off Balance Sheet Arrangements

The Company currently has no off-balance sheet arrangements.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Financial Instruments

Refer to Note 14 of the Company’s Condensed Interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

Subsequent Events

a)	Subsequent to September 30, 2024, the Company announced that it has received a non-binding term sheet from the holders of the existing secured notes issued by the Company on February 13, 2023 (the “Existing Notes”) for a financing transaction (the “Financing”) which would result in gross proceeds to the Company of US$5,000. These funds will enable the Company to initiate certain early works and winter preparations at the Ontario Refinery project site in Temiskaming Shores, Ontario, as well as being used for general corporate purposes.

The Financing will consist of the offer and sale of secured convertible notes (the “Notes”) in the principal amount of US$4,000 and US$1,000 of common shares (each, a “Share”) at a price of US$0.543 per Share. The Notes will be issued together with 4,545,454 detachable common share purchase warrants (each, a “New Warrant”) entitling the holders to acquire an equivalent number of common shares at a price of C$1.00 per share for a period of twenty-four months following issuance. The Notes will rank pari passu to the Existing Notes, will bear interest at a rate of 12.0% per annum, payable quarterly in cash, and will mature on November 12, 2027. The Notes will also be guaranteed by substantially all of the Company’s subsidiaries and will be secured on a first lien basis by substantially all of the assets of the Company and its subsidiaries. At the option of the holder, the Notes will be convertible into common shares at an effective conversion price of US$0.62445 per share, representing a 15% premium to the price of the Shares issuable in connection with the Financing.

Conversion of the Notes and the New Warrants will be restricted to the extent it will result in a holder owning more than 9.9% of the outstanding common share capital of the Company.

The completion of the Financing is subject to a number of conditions and uncertainties, including the completion of customary definitive documentation and receipt of any required regulatory approvals. All securities to be issued in connection with the Financing will be subject to restrictions on resale in accordance with applicable securities laws. No finders’ fees or commissions are payable in connection with the Financing. The term sheet for the Financing is non-binding, and there is no guarantee that the Company or the holders of the Existing Notes will complete the financing on the terms described in this release or on any other terms.

The securities to be issued have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable U.S. state securities laws, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws.

In connection with completion of the Financing, the holders of the Existing Notes intend to waive certain existing events of default regarding the non-payment of interest under the Existing Notes, the minimum required cash balance and failure to register the resale of the common shares issuable pursuant to the terms of the Existing Notes and the Existing Warrants (as defined below) and to defer payment of all outstanding interest amounts until February 15, 2025, at which point all deferred interest amounts will be payable in cash.

Subject to completion of the Financing and receipt of any required regulatory approvals, the Company also intends to the amend the terms of an aggregate of 10,796,054 outstanding share purchase warrants (the “Existing Warrants”). The Existing Warrants were issued in connection with the offering of the Existing Notes on February 13, 2023, and are currently exercisable at a price of C$1.00 until February 13, 2028.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Under the proposed amendments to the Existing Warrants, the exercise price will be reduced to C$0.85 per Share. In addition, the Existing Warrants will be amended to include a revised acceleration clause such that the term of the Existing Warrants will be reduced to thirty days in the event the closing price of the common shares on the TSX Venture Exchange exceeds C$0.85 by twenty percent or more for ten consecutive trading dates, with the reduced term beginning seven calendar days after such ten consecutive-trading-day period. Upon the occurrence of an acceleration event, holders of the Existing Warrants may exercise the Existing Warrants on a cashless basis, based on the value of the Existing Warrants at the time of exercise, subject to compliance with the policies of the TSX Venture Exchange.

b)	During the quarter, the Company received notice from The Nasdaq Stock Market LLC (“Nasdaq”) of noncompliance with the minimum bid price requirement ("Minimum Bid Requirement") of US$1.00 per share under Nasdaq Listing Rule 5550(a)(2) on September 17, 2024, and successfully submitted a request for an appeal of Nasdaq's determination pursuant to the procedures set forth in the Listing Rules. Subsequent to September 30, 2024, the appeal hearing was held on November 5, 2024, before a panel composed of members of the public, independent of NASDAQ. The panel is expected to issue a written decision within 30 days. The Company’s shares will continue to trade on Nasdaq until such time.

Risk Management

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and the Company is going through a planning and budgeting process to update the capital estimates and completion schedule associated with the Refinery. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. The Company has future obligations to pay semi-annual interest payments and the principal upon maturity related to the convertible debt. Starting in 2026 repayment of the interest-free Government loan will begin in 19 equal installments. Upon the issuance of the 2028 Notes and retirement of the 2026 Notes in February 2023, the Company is subject to a minimum cash balance requirement of US$2,000. Additionally, the Company was required to have a United States registration statement providing for the resale of the Common Stock deliverable on conversions of the debenture and warrants by May 15, 2023. Failure to have such a statement by the date is considered an event of default which provides the indenture holders the right to demand repayment of the instrument. Effective February 27, 2024, subject to certain conditions, the noteholders agreed to waive the requirement set out in the indenture for the Company to file a registration statement to provide for the resale of the common shares underlying the notes and the common share purchase warrants issued on February 13, 2023.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents and restricted cash which are being held with major Canadian banks that are high-credit quality financial institutions as determined by rating agencies.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at September 30, 2024.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency, Canadian Dollars. The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, and accrued liabilities that are denominated in US Dollars. In addition, the Company’s 2028 Notes are denominated in US dollars and fluctuations in foreign exchange rates will impact the Canadian dollar amounts required to settle interest and principal payments for these convertible notes. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered foreign exchange contracts to hedge against gains or losses from foreign exchange.

Business Risks and Uncertainties

There are many risk factors facing companies involved in the mineral exploration industry. Risk Management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are most applicable to the Company.

Going Concern

As discussed above, the Company will require additional financing in 2024 and 2025 to continue operations, complete the construction of the Refinery, advance its battery recycling strategy and remain in compliance with minimum liquidity covenant under the 2028 notes. The Company is actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources. The Company is also in discussion with various parties on alternatives to finance the funding of feedstock purchases. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. The financial information presented does not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Financing

The Company has raised funds through grants, equity financing and debt arrangements to fund its operations and the advancement of the Refinery. The market price of natural resources, specifically cobalt prices, is highly speculative and volatile. Instability in prices may affect the interest in resource assets and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital or obtain debt to fund corporate activities and growth initiatives. The completion of the Refinery project is dependent on additional financing.

Technical Capabilities of the Refinery

The Company’s strategic priority is the advancement of the Refinery, with significant engineering studies and metallurgical testing conducted to date. There is no assurance that the final refining process will have the capabilities to produce specific end products. The Company manages this risk by employing and contracting technical experts in metallurgy and engineering to support refinery process decisions.

Ability to Meet Debt Service Obligations

The Company has debt obligations under the Notes, which include ongoing coupon payments and payment of principal at maturity. In the event, that the refinery construction is not completed as planned or sufficient cash flow from refinery operations is not generated, there is a risk that the Company may not have sufficient available capital to meet its debt obligations. Additionally, the Company is subject to certain covenants related to the Notes, which include minimum liquidity of US$2,000. Should the Company breach a covenant or be unable to service the debt, the assets pledged may be transferred to the lenders.

Macroeconomic Risks

Political and economic instability (including Russia’s invasion of Ukraine and war in Israel), global or regional adverse conditions, such as pandemics or other disease outbreaks (including the COVID-19 global outbreak) or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Company’s control. The macroeconomic environment remains challenging, and the Company’s results of operations could be materially affected by such macroeconomic conditions.

Industry and Mineral Exploration Risk

Mineral exploration is highly speculative, involves many risks and frequently is non-productive. There is no assurance that the Company’s exploration efforts will be successful. At present, the Company’s projects do not contain any proven or probable reserves. Success in establishing reserves is a result of several factors, including the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves. The Company may be subject to risks, which could not reasonably be predicted in advance. Events such as labour disputes, natural disasters or estimation errors are prime examples of industry-related risks. The Company attempts to balance this risk through ongoing risk assessments conducted by its technical team.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Commodity Prices

The Company’s mineral exploration operations and its prospects are largely dependent on movements in the price of various minerals. Prices fluctuate daily and are affected by several factors well beyond the control of the Company. The mineral exploration industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. The Company has not entered any price hedging programs.

Environmental

Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve, and the trend is to a longer, more complete and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

Title of Assets

Although the Company conducts title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain on title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Competition

The Company expects to compete in the burgeoning North American Critical Minerals Industry with the completion of the Cobalt Sulfate refinery. The industry is developing in Canada with new entrants expected in the short term. Many of these competitors have substantially longer histories in the industry as well as substantially greater financial, sales and marketing resources than the Company.

The Company engages in the highly competitive resource exploration industry. The Company competes directly and indirectly with major and independent resource companies in its exploration for and development of desirable resource properties. Many companies and individuals are engaged in this business, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing, and other resources, as well as greater historical market acceptance than does the Company. The Company will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labour required to operate and develop such prospects.

Competition could materially and adversely affect the Company’s business, operating results and financial condition. Such competitive disadvantages could adversely affect the Company’s ability to participate in projects with favorable rates of return.

Cybersecurity

The Company’s operations depend, in part, on how well it and its third-party service providers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The Company’s information technology systems and on-line activities, including its e-commerce websites, also may be subject to denial of service, malware or other forms of cyberattacks. While the Company has taken measures to protect against those types of attacks, those measures may not adequately protect its on-line activities from such attacks. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Additional information on risks and uncertainties relating to The Company’s business is provided in the Company’s Annual Information Form dated May 10, 2024 (“AIF”), under the heading “Risk Factors”. Additional information relating to Electra, including the AIF, is available on SEDAR+ at www.sedarplus.com.

Significant Accounting Estimates

Refer to Note 4 of the Company’s audited consolidated financial statements for the year ended December 31, 2023 and 2022.

Future Changes in Accounting Policies & Initial Adoption

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. The Company has assessed these standards, including amendments to IAS 1 – Non-current liabilities and Covenants, and determined a reclassification of the convertible notes from long-term to current liabilities applies in the current period. In addition, Lease Liability in a Sale and Leaseback (Amendment to IFRS 16 Leases) - is effective January 1, 2024. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

In addition, IFRS 18 Presentation and Disclosure in Financial Statements was issued by the IASB in April 2024, with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027. The Company is currently assessing the impact of IFRS 18 on its consolidated financial statements. No standards have been early adopted in the current period.

Internal Control Over Financial Reporting

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. From the second quarter 2022, up to and including this disclosure, Management concluded that internal control over financial reporting was not designed effectively as of September 30, 2024, due to material weaknesses in Internal Control over Financial Reporting (ICFR).

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected in a timely basis. Management has identified the following material weaknesses:

•	An ineffective control environment resulting from the combination of an insufficient number of trained financial reporting and accounting personnel with the appropriate skills and knowledge about the design, implementation, and operation of ICFR and inadequate IT tools and resources to ensure the relevance, timeliness and quality of information used in control activities.
•	Management has not designed or implemented a control monitoring process necessary to identify control weaknesses and remediations in a timely manner necessary to ensure the reliability of its ICFR.
•	Control deficiencies in the procurement, payment and receiving processes resulting from a lack of formal processes to ensure adherence to the Company’s delegation of authority policy, inconsistent matching of receipts to goods and services to supporting documentation and inconsistent receiving processes affecting the timing of recognition of assets and liabilities at the Company’s refinery project.

As a consequence of the above, the Company had ineffective control activities related to the design of process level and financial statement close controls which had a pervasive impact on the Company's ICFR. In the third and fourth quarter of 2023, Management hired several qualified staff and began to rectify segregation issues. Over the next quarter, Management intends to further these efforts and has engaged external experts to design a process for and perform monitoring controls.

Other than those listed above, there have been no changes in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2024, that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

Disclosure Controls and Procedures (DCP) have not been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. As disclosed in the previous quarter, the Company’s President and Chief Executive Officer and Chief Financial Officer note similar weaknesses in the disclosure controls and procedures as in the ICFR. The Company’s President and Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures that because of the material weaknesses in our ICFR described above our DCP were not designed effectively at September 30, 2024.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements that may be deemed “forward-looking statements”, including statements regarding developments in the Company’s operations in future periods, adequacy of financial resources and plans and objectives of the Company. All statements in this document, other than statements of historical fact, which address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “interprets” and similar expressions, or events or conditions that “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding the advancement of the Refinery, future exploration programs, liquidity, and effects of accounting policy changes.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploration success, a successful outcome of the work in support of the recommissioning of the Refinery, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements if Management’s beliefs, estimates, opinions, or other factors should change except as required by law.

These statements are based on several assumptions including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the work programs described herein, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements promptly, the availability of financing for the Company’s proposed work programs on its assets on reasonable terms and the ability of third-party service providers to deliver services promptly. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

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